FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2012
Commission File Number  333-155319

PETROBRAS ARGENTINA S.A.
 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22
(1084)  Buenos Aires, Argentina
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)
Yes ____ No    X

Petrobras Argentina Sociedad Anónima

TABLE OF CONTENTS

Item

1. Press release dated April 4, 2012

FOR IMMEDIATE RELEASE

Buenos Aires, April 4, 2012 – Petrobras Argentina S.A. (NYSE: PZE) (“PESA” or the “Company”) informs that on the date hereof it received notice of the decision of the government of the Province of Neuquén to unilaterally terminate the exploitation concession for the Veta Escondida area.

In this respect, PESA makes it clear that it has complied with all licensee requirements and that, in its opinion, the exploration and exploitation agreement is still in force, within the framework of its concession and renegotiation rights, pursuant to the agreements signed with the Province of Neuquén under the Memorandum of Agreement dated December 10, 2008, ratified by the Provincial Executive Branch, which is scheduled to terminate in 2027.

PESA is the operator and holds 55% of the Veta Escondida concession. Investments in the search for new hydrocarbon accumulations in this area amounted to over US$10 million in the last three-years. In addition, PESA started efforts in the search for non conventional hydrocarbons in the above mentioned area, using available new technologies.

Even though PESA did not commit any breach allowing the Government of the Province of Neuquén to take this decision, the Company keeps open all available channels for constructive dialogue with provincial authorities in connection with its current and future undertakings.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 4, 2012

PETROBRAS ARGENTINA S.A.
By: /s/ Daniel Casal Name: Daniel Casal Title: Attorney	By: /s/ Luis M. Sas Name: Luis M. Sas Title: Attorney